Filed by Equifax Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed Filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: TALX Corporation
Commission File No.: 000-21465

Update on TALX

The Latest on the TALX Acquisition

Earlier this month, we cleared two important hurdles along the path for TALX becoming part of Equifax. The first was the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The second was the mailing of proxy solicitation materials to TALX shareholders on April 13.

Next up is a special meeting of TALX shareholders scheduled for May 15 in St. Louis, Mo., who will consider and vote upon a proposal to approve the merger agreement. Assuming shareholder approval is obtained, the closing of the transaction will occur on May 16, which will then become the official ‘Day 1’ as TALX joins Equifax.  That’s a faster close than earlier anticipated and will be good news for everyone.

We’re planning a variety of activities to engage employees in both companies in welcome activities. For example, Equifax employees in select offices around the world will have the opportunity to be included in a video to welcome TALX colleagues to the team. We’re also scheduling visits between leaders from both companies to visit various TALX locations and get those employees oriented to Equifax.

In the meantime, Transition teams from both companies continue to meet frequently and have begun brainstorming ideas to ensure we jointly deliver on the promise of the acquisition through TALX’s current mission of being a valued and trusted provider of select outsource services in the Human Resources and Payroll markets.

#              #              #

Additional Information and Where to Find It

In connection with the proposed transaction, Equifax Inc. (“Equifax”) filed a registration statement on Form S-4 (Registration No. 333-141389), containing a proxy statement/prospectus of Equifax and TALX Corporation (“TALX”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on April 9, 2007.  Investors and security holders are urged to read the registration statement and proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.